Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 19, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Newspaper advertisement

Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed copies of the newspaper advertisement with respect to the deduction of tax at source on dividend pay-out to shareholders, as published in Business Standard and Nava Telangana. This communication has also been sent via email to all the shareholders.

This is for your information.

With regards,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

Dated: 17/06/2023

Business Standard on June 17, 2023

Dr.Reddy's

NOTICE TO THE SHAREHOLDERS OF DR. REDDY'S LABORATORIES LIMITED

Notice is hereby given to the shareholders that the 39th Annual General Meeting ("AGM") of the Company is scheduled on Thursday, July 27, 2023 at 10.00 AM (IST) through Video Conferencing (VC) facility / Other Audio Visual Means (OAVM) in compliance with the provisions of the Companies Act, 2013 and Rules made thereunder, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") read with General Circular Nos. 14/2020, 17/2020, 20/2020, 02/2022 and 10/2022 dated April 8, 2020, April 13, 2020, May 5, 2020, May 5, 2022 and December 28, 2022, respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79, SEBI/HO/CFD/CMD2/CIR/P/2022/62 and SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated May 12, 2020, May 13, 2022 and January 5, 2023, respectively, issued by the Securities and Exchange Board of India ("collectively referred to as " the Circulars"), to transact the business that will be set forth in the Notice of 39th AGM.

In accordance with the aforesaid Circulars, the Notice of AGM along with the Annual Report for the financial year 2022-23, shall be sent, in due course, only through electronic mode to all the shareholders who have registered their email addresses with the Company/ Registrar and Transfer Agent ("RTA")/ depository participants. Accordingly, shareholders who have not yet registered or updated their email addresses are requested to register their email address on https://www.drreddys.com/investors/investor-services/shareholder-information/#investor-services#shareholder-information or with their depository participant or send their request at shares@drreddys.com along with their Folio no./ DP ID & Client ID and valid email address for registration. Shareholders may note that the Notice of 39th AGM and Annual Report 2022-23 will also be made available on the Company's website, www.drreddys.com, website of NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com.

Shareholders will have an opportunity to cast their vote remotely on the business as set forth in the Notice of the 39th AGM. The manner of voting remotely for shareholders holding shares in demat mode, physical mode and for shareholders who have not registered their email addresses will be provided in the Notice of the 39th AGM. The details will also be made available on the website of the Company at www.drreddys.com.

Pursuant to Section 91 of the Companies Act, 2013 and Rules made thereunder and Regulation 42 of the SEBI Listing Regulations, the Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 12, 2023 to Friday, July 14, 2023 (both days inclusive) for taking record of the shareholders of the Company who would be entitled for the payment of dividend, if declared at the forthcoming 39th AGM.

The Board of Directors of the Company have recommended a final dividend of Rs. 40/- per equity share of face value Rs. 5/- each, for the financial year ended March 31, 2023. The dividend, once approved by the shareholders in the forthcoming AGM will be paid on August 1, 2023, electronically through various online transfer modes to those shareholders who have updated their bank account details with the Company/ RTA/ Depository Participants. For shareholders who have not updated their bank account details with the Company/ RTA/ Depository Participants, dividend warrants/ demand drafts/ cheques will be sent to their registered addresses. To avoid delay in receiving the dividend, shareholders are requested to update their bank details with their depository participants in case securities are held in demat mode and shareholders holding securities in physical form should send a request for updating their bank details, to the Company's RTA, Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967. Fax: +91-40-2337 0295, email ID: bsshyd@bigshareonline.com.

Shareholders may note that pursuant to the changes in the Income Tax Act ("the IT Act") as amended by the Finance Act, 2020, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source (TDS) at the time of making the payment of dividend to shareholders at the prescribed rates:

For Resident shareholders, tax shall be deducted at source under Section 194 of the IT Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/invalid PAN with the Company	20% or as notified by the Government of India
Shareholder covered under section 206AB as per utility prescribed by CBDT	20%

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the financial year 2023-24 does not exceed Rs.5,000/- and also in cases where shareholder provide valid Form 15G (applicable to any person other than HUF or a company or a firm)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the IT Act. Shareholders may also submit any other document as prescribed under the IT Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above.

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under Clause (23D) of Section 10 of the IT Act or an Insurance Company as specified in Section 194 of the IT Act, shareholders should submit the document as follows along with exemption notification, if any, as per the relevant provisions of the IT Act: (a) declaration by shareholder qualifying as insurer as per Section 2(7A) of the Insurance Act, 1938; (b) declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the IT Act; and (c) declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI.

Declaration for exemption under Circular 18/2017 of the IT Act: In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the IT Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the IT Act, duly signed by the authorized signatory: (a) lower withholding tax certificate for the financial year 2023-24, if any obtained from the Income Tax authorities; and (b) in case the shareholder has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same.

For Non-Resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

1. Self-attested Tax Residency Certificate (TRC) for the financial year 2023-24, obtained from the tax authorities of the country of which the shareholder is a resident
2. Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 37BC to be submitted
3. Shareholders who are holding PAN in India and propose to take treaty benefit shall mandatorily file Form 10F electronically on the income tax portal at the link https://eportal.incometax.gov.in/

Non-resident members who are not having Permanent Account Number ("PAN") in India or who are not required to obtain PAN in India are exempted from mandatory electronic filing of Form 10F, however they are required to submit the manual Form 10F as per the format specified under the IT Act duly signed along with a declaration of not having PAN or not required to obtain PAN in India.

4. Self-declaration from non-resident shareholder addressed specifically to the Company, primarily covering the following:
   a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2023-24;
   b. Non-resident is eligible to claim the benefit of respective tax treaty;
   c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
   d. Non-resident receiving the dividend income is the beneficial owner of such income;
   e. Dividend income is not attributable/effectively connected to any Permanent Establishment (PE) or fixed base in India;
   f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and
   g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.
5. Any other documents as prescribed under the IT Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA(2) of the Income Tax Rules, 1962: In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by the Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962.

Section 206AA of the IT Act

Rate of TDS at the rate of 10 percent under section 194 of the IT Act which is subject to provisions of section 206AA of the IT Act which introduces special provisions for TDS where PAN provided by deductee is invalid. **Invalid PAN also includes cases where PAN and Aadhar are not linked.**

As provided in section 206AA of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

- at twice the rate specified in the relevant provisions of the IT Act, or
- **at twice the rate or rates in force; or**
- at the rate of 20%.

Accordingly, provisions of **section 206AA will be applicable in cases where PAN of the shareholder is invalid. Validity of PAN will be determined using functionality of Income Tax Department as notified for the purpose of determining** specified person u/s 206AB of the IT Act.

Section 206AB of the IT Act:

Rate of TDS @10% under Section 194 of the IT Act is subject to provisions of Section 206AB of the IT Act which introduces special provisions for TDS in respect of non-filers of income-tax return.

As provided in Section 206AB, tax is required to be deducted at higher of following rates in case of payments to specified persons: (a) at twice the rate specified in the relevant provision of the IT Act; or (b) at twice the rate or rates in force; or (c) at the rate of 5%.

Where Sections 206AA and 206AB are applicable i.e. the specified person has not submitted the PAN as well as not filed the tax return, the tax shall be deducted at the higher of the two rates prescribed in these two sections. As per CBDT vide Circular No. 11 of 2021 dated 21st June 2021, for determining TDS rate on Dividend, the Company will be using functionality of the Income-tax department to determine the applicability of Section 206AB of the IT Act. Rate of 20% will be applied for shareholders who are determined as specified person in Income tax department portal. The non-resident who does not have the permanent establishment is excluded from the scope of a specified person.

For all shareholders: Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company's Registrar and Share Transfer Agent (RTA).

The formats of above declarations are available on the website of RTA at www.bigshareonline.com and/or Company's website at https://www.drreddys.com/investor/investor-services#investor-handbook. The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com.

In order to enable the Company to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the IT Act, you are requested to provide the above-mentioned details and documents as applicable to you on or before on Friday, June 30, 2023. No documents or communication will be considered after June 30, 2023. Incomplete and/or unsigned forms and declarations will not be considered by the Company. All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at DRLtaxexemption@bigshareonline.com.

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the IT Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholders registered e-mail ID in due course, post payment of the said final dividend/ furnishing of TDS returns for the second quarter of financial year 2023-24, with the authorities.

***Disclaimer:** Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.*

Place : Hyderabad
Date : 17 June 2023

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

KUMAR RANDHIR SINGH
Digitally signed by KUMAR RANDHIR SINGH
Date: 2023.06.19 21:23:50 +05'30'

నవతెలంగాణ
Nava Telangana on June 17, 2023
హైదరాబాద్
శనివారం 17 జూన్ 2023 3

పెరియార్ జీవితం బహుముఖం

'రీడర్' పుస్తకావిష్కరణలో వక్తలు

నవతెలంగాణ-హైదరాబాద్‌బ్యూరో

కులానికి వ్యతిరేకంగా గళాన్ని వినిపించి, ప్రజల్ని చైతన్యవంతం చేసిన గొప్ప వ్యక్తి పెరియార్ రామస్వామి అని పలువురు వక్తలు అభిప్రాయపడ్డారు. ఆయన జీవితం బహుముఖం అనీ, భిన్న పార్శ్వాలతో భవిష్యత్‌ను ముందే ఊహించి అద్భుత రచనలు చేశారని కొనియాడారు. దుస్సాంప్రదాయాలపై ఆయన చేసిన పోరాటాల గురించి నేటి తరానికి మరింత వివరంగా తెలియాల్సి ఉందన్నారు. డాక్టర్ బీఆర్ అంబేద్కర్-జాషువా-ఫూలే-పెరియార్ లిటరేచర్ ఫౌండేషన్ ఆధ్వర్యంలో శుక్రవారం నాడిక్కడి సుందరయ్య విజ్ఞాన కేంద్రం షోయబ్‌హాల్‌లో 'పెరియార్ రీడర్' పుస్తకావిష్కరణ సభ జరిగింది. విల్సన్ అధ్యక్షతన జరిగిన కార్యక్రమానికి ఆంధ్రజ్యోతి ప్రధాన సంపాదకులు డాక్టర్ కే శ్రీనివాస్ ముఖ్య అతిథిగా హాజరయ్యారు. వీక్షణం పత్రికా సంపాదకులు ఎన్ వేణుగోపాల్, మాజీ మంత్రి డొక్కా మాణిక్యవరప్రసాద్, తెలంగాణ రాష్ట్ర పౌరహక్కుల సంఘం అధ్యక్షులు ప్రొఫెసర్ గడ్డం లక్ష్మణ్, అమరుల కుటుంబం నుంచి ఆత్మకూరి రమణయ్య, హైదరాబాద్ బుక్ ట్రస్ట్ నిర్వాహకులు గీతా రామస్వామి తదితరులు మాట్లాడారు. కులరహిత గ్రామాల పునర్నిర్మాణం కోసం పెరియార్ తపించారనీ, 'దేవుడులేడు' అంటూ బలమైన వాదనను లేవనెత్తి, ఆ పేరుతో జరుగుతున్న దుర్నీతి, దుష్ప్రచారాన్ని తీవ్రంగా తిప్పికొట్టారని చెప్పారు. బ్రాహ్మణ, గుత్తాధిపత్య వ్యతిరేక భావజాలానికి వ్యతిరేకంగా వైకోం ఉద్యమంతో సమాజ పురోగతిని మార్చే స్థాయిలో ప్రజాచైతన్యం తెచ్చారన్నారు. ఆయన రచనలు మరిన్ని ప్రజాబాహుళ్యంలోకి రావల్సి ఉందని అభిప్రాయపడ్డారు. రాముడు దేవుడు కాదంటూ ఆయన చేసిన వాదనకు ఇప్పటికీ మనువాదులు సమాధానం చెప్పలేదన్నారు.

సమాజంలో పెరియార్ భావజాలం మిగిలే ఉందనీ, మోడీ, అమిత్‌షా, సంఘ్‌పరివార్ చేతుల్లో భారత సమాజం చిక్కి ఉన్నదనీ, దానికి విముక్తి కల్పించాలంటే బ్రాహ్మణ, గుత్తాధిపత్య వ్యతిరేక భావజాలాన్ని విస్తరించాలని అభిప్రాయపడ్డారు. ఏకత్వ సమాజాన్ని అంగీకరించేది లేదని పెరియార్ నిర్ద్వంధంగా చెప్పారని అన్నారు. పెరియార్‌ను మరింత అధ్యయనం చేసి, అర్థం చేసుకోవాలనీ, ఆదిశగా నేటి యువతరం పరిశోధనలు సాగించాలని తెలిపారు. పెరియార్ చేసింది మానవ హక్కుల ఉద్యమం అనీ, అలాంటి వారిపై పాలకవర్గాల నిర్బంధాలు సహజమేనని చెప్పారు. జైలు జీవితాన్ని కూడా తన ఉద్యమానికి అనుకూలంగా మార్చుకున్న గొప్ప వ్యక్తి పెరియార్ అని కొనియాడారు.

ఇంటిపనివార్లను కార్మికులుగా గుర్తించాలి

- ఐఎల్‌ఓ కన్వెన్షన్ 189ని అమలు చేయాలి
- జాయింట్ లేబర్ కమిషనర్‌కు సీఐటీయూ వినతి

నవతెలంగాణ బ్యూరో-హైదరాబాద్

ఇండ్లల్లో పనిచేసే వాళ్లను కార్మికులుగా గుర్తించాలనీ, వారికి ఐఎల్‌ఓ కన్వెన్షన్ 189ని అమలు చేయాలని రాష్ట్ర ప్రభుత్వాన్ని సీఐటీయూ కోరింది. నాలుగు లేబర్ కోడ్‌లను రద్దు చేయాలని డిమాండ్ చేసింది. ఈ మేరకు శుక్రవారం హైదరాబాద్‌లోని అంజయ్య భవన్‌లో జాయింట్ కమిషనర్ ఆఫ్ లేబర్ ఆర్. చంద్రశేఖరంను సీఐటీయూ నేతలు కలిసి వినతిపత్రం అందజేశారు. ఆ కార్యక్రమంలో సీఐటీయూ రాష్ట్ర కార్యదర్శి జె.వెంకటేష్, రాష్ట్ర ఉపాధ్యక్షులు ఎస్వీ. రమ, కె. ఈశ్వర్‌రావు, రాష్ట్ర కమిటీ సభ్యులు ఎ. సునీత, తదితరులు ఉన్నారు. ఈ సందర్భంగా వారు మాట్లాడుతూ..దేశ వ్యాప్తంగా ఉన్న గృహ కార్మికుల కోసం సమగ్ర చట్టం చేయాలనీ, 8 గంటల పనిదినానికి రూ.600, డీఏ, వారాంత సెలవులు ఇవ్వాలని డిమాండ్ చేశారు. ఆరు నెలల వేతనంతో కూడిన ప్రసూతి సెలవులివ్వాలనీ, 30 రోజుల వార్షిక వేతనంతో కూడిన సెలవు, పది రోజుల వేతనంతో కూడిన అనారోగ్యం సెలవు, వార్షిక బోనస్, ఏడాదికి 15 రోజుల గ్రాట్యుటీ ఇవ్వాలని కోరారు. ఈఎస్ఐ, పీఎఫ్, తదితర సామాజిక భద్రతా పథకాలను గృహకార్మికులకు వర్తింపజేయాలని డిమాండ్ చేశారు. 55 ఏండ్ల తర్వాత నెలకు కనీసం రూ.5 వేల పెన్షన్ ఇవ్వాలన్నారు. అసంఘటిత కార్మికుల సామాజిక భద్రతా చట్టం అమలు చేయాలనీ, 2008 ప్రకారం గృహ కార్మికులందరికీ తక్షణమే గుర్తింపు కార్డులు జారీ చేయాలని కోరారు. తగిన నిధులతో గృహ కార్మికుల కోసం ప్రత్యేక సంక్షేమ బోర్డు ఏర్పాటు చేయాలని డిమాండ్ చేశారు. గృహ కార్మికుల కోసం ప్రత్యేక పాత్రలు, ప్రవేశాలు, లిఫ్టులు మొదలైన అంశాల్లో వివక్షాపూరిత పద్ధతులను పాటిస్తూ గృహ కార్మికులను చులకన భావంతో చూసే పద్ధతికి స్వస్తిచెప్పేలా చూడాలన్నారు. ఇండ్ల వద్ద పనిచేసేటప్పుడు మరుగుదొడ్లను ఉపయోగించడం కోసం అనుమతి ఇప్పించేలా చర్యలు తీసుకోవాలన్నారు. మహిళలకు 30 శాతం పని దినాలతో కూడిన పట్టణ ఉపాధి హామీ చట్టం అమలు చేయాలని కోరారు.

బీఆర్ఎస్ ప్రజాప్రతినిధులపై మూడో రోజూ కొనసాగిన ఐటీ దాడులు

నవతెలంగాణ-ప్రత్యేక ప్రతినిధి : రాష్ట్రంలో మూడో రోజు కూడా ముగ్గురు బీఆర్ఎస్ ప్రజాప్రతినిధుల ఆస్తులపై ఐటీ అధికారుల సోదాలు కొనసాగాయి. శుక్రవారం ఉదయం నుంచే దాదాపు 70 మంది ఐటీ అధికారులు ఈ సోదాలలో పాల్గొన్నారు. ముఖ్యంగా, నాగర్‌కర్నూల్ ఎమ్మెల్యే మర్రి జనార్ధన్‌రెడ్డి, భువనగిరి ఎమ్మెల్యే పైళ్ల శేఖర్‌రెడ్డి, మెదక్ ఎంపీ కొత్త ప్రభాకర్‌రెడ్డిలకు చెందిన రియల్ ఎస్టేట్ కార్యాలయాలపై ఈ సోదాలు కొనసాగాయి. అంతేగాక, వీరికి చెందిన రెండు హోటళ్లతో పాటు కొత్తగా బయటకు వచ్చిన వీరి వ్యాపార భాగస్వాముల ఇండ్లలోనూ ఐటీ అధికారులు సోదాలు నిర్వహించారు. అలాగే, మరో మూడు బృందాలు వీరి నివాసాల్లో మూడో రోజు కూడా సోదాలను కొనసాగించాయి. ఈ సందర్భంగా ఆదాయపు పన్ను శాఖకు చెందిన అకౌంట్స్ అధికారులను ఎదురుగా ఉంచుకొని వారి చేత సదరు ప్రజాప్రతినిధులకు చెందిన ఖాతా పుస్తకాల పరిశీలనను జరిపించినట్టు తెలిసింది. వీరి సోదాలు కొనసాగుతుండగానే ప్రజా ప్రతినిధుల నివాసాల ఎదుట వారి అనుచరులు పెద్ద సంఖ్యలో గుమిగూడి కేంద్ర ప్రభుత్వానికి వ్యతిరేకంగా నినాదాలు చేశారు.

ఓరిక్స్ లీజింగ్ & ఫైనాన్షియల్ సర్వీసెస్ ఇండియా లిమిటెడ్
(గతంలో OAIS ఆటో ఫైనాన్షియల్ సర్వీసెస్ లిమిటెడ్‌గా తెలిసినది) (ఓరిక్స్ ఆటో ఇన్‌ఫ్రాస్ట్రక్చర్ సర్వీసెస్ లిమిటెడ్ యొక్క సబ్సిడరీ)
రిజిస్టర్డు ఆఫీసు: ప్లాట్ నెం.94, మరోల్ కో-ఆపరేటివ్ ఇండస్ట్రియల్ ఎస్టేట్, అంధేరి-కుర్లా రోడ్, అంధేరి (ఇ), ముంబయి-400059.
Tel.: + 91 22 2859 5093 / 6707 0100 | Fax: +91 22 2852 8549
Email: info@orixindia.com | www.orixindia.com | CIN: U74900MH2006PLC163937
సెక్యూరిటైజేషన్ అండ్ రీకన్‌స్ట్రక్షన్ ఆఫ్ ఫైనాన్షియల్ అసెట్స్ అండ్ ఎన్‌ఫోర్స్‌మెంట్ ఆఫ్ సెక్యూరిటీ ఇంటరెస్ట్ యాక్ట్, 2002 యొక్క సెక్షన్ 13(2) క్రింద ప్రకటన

క్ర. సం.	రుణ ఖాతా నెం.	రుణం రకం	రుణగ్రహీతల పేరు	సెక్షన్ 13(2) నోటీసు ప్రకారం బాకీపడిన మొత్తం	నోటీసు తేదీ	సెక్యూర్డు అసెట్ వివరాలు
1	LN0000000015548 LN0000000019324		1. శ్రీశైలం పూర్ణబాల 2. పూర్ణబాల రాధిక 3. పూర్ణబాల వెంకటేష్ 4. వి సంధ్య	INR 72,08,697.77/-	13.06.2023	[illegible]

తేదీ: 13-06-2023
ప్రదేశం: హైదరాబాద్
అధీకృత అధికారి
ఓరిక్స్ లీజింగ్ & ఫైనాన్షియల్ సర్వీసెస్ ఇండియా లిమిటెడ్

BARTRONICS INDIA LIMITED
Regd. Office: Survey No. 351, Raj Bollaram Village, Medchal Mandal and District – 501401, Telangana. Email ID:info@bartronics.com|
Contact No.: 040 49269269, Website: www.bartronics.com, CIN: L29309TG1990PLC011721
పోస్టల్ బ్యాలెట్ నోటీసు ఉపసంహరణ
ఇందుమూలంగా ప్రకటన ఇవ్వడమేమనగా జూన్ 12, 2023నాటి మా ఐదివిటీ పోస్టల్ బ్యాలెట్ నోటీసుకు సంబంధించి సూచనగా సాంకేతిక సమస్యలు మరియు ఇతర అనివార్య పరిస్థితుల కారణాల వలన జూన్ 12, 2023 నాటి పోస్టల్ బ్యాలెట్ నోటీసును కంపెనీ ఉపసంహరించుకోవాలని నిర్ణయించుకున్నట్లు షేర్‌హోల్డర్లందరికీ తెలియజేయబడినది.
for Bartronics India Limited
తేదీ: 16-06-2023
ప్రదేశం: హైదరాబాద్

తెలంగాణ గ్రామీణ బ్యాంక్
బంగారు ఆభరణాల బహిరంగ వేలం ప్రకటన

క్ర. సం.	ఋణగ్రహీత పేరు	అకౌంట్ నంబర్	స్థూల బరువు (గ్రాములలో)	బంగారు ఆభరణాలు
1	శ్రీ. గుడ్డేటి మల్లయ్య	79066502555	45.500	సూత్రహారము

తేది: 17-06-2023
సం/- బ్రాంచ్ మేనేజర్

Sri Indu College of Engg. & Tech.
Estd. 2001
(AUTONOMOUS INSTITUTION) Permanently affiliated to JNTUH
Accredited by NBA & NAAC | Sheriguda, Ibrahimpatnam, RR District – 501510 | (Cell No. 9347363999, 9347353999)
FACULTY REQUIREMENT
PROFESSOR / ASSOC. PROFESSOR / ASST. PROFESSOR
CSE / AI&ML, Data Science, Cyber Security, AI&DS, IT, CSIT, ECE, CIVIL.
Qualification, Experience and Salary: As per UGC / AICTE Norms
Interested candidates may send their resumes to: induprincipal@gmail.com on or before 20.06.2023 (Tuesday) or visit college.
Sd/- Principal

Bank of Baroda
బ్యాంక్ ఆఫ్ బరోడా 11-2-192 మరియు 193 మెయిన్ రోడ్, చిలకలగూడ, సికింద్రాబాద్-500061
Email Id : CHILAK@bankofbaroda.com
Cont : 040-23465121/122, Mob No: 79933 16544
లాకర్ పగలగొట్టుట ప్రకటన

క్ర.సం.	లాకర్ నెంబరు	నుండి బకాయి	లాకర్ హోల్డర్ పేరు మరియు చిరునామా
1	217 A	21-09-2017	శ్రీమతి షాహీన్ బాను
2	335 A	05-08-2019	శ్రీ సునీల్ పి భరాడ్కే

తేది: 31-05-2023, హైదరాబాద్.
సం/- అధీకృత అధికారి, బ్యాంక్ ఆఫ్ బరోడా

FORM NO. 14 [See Regulation 33(2)]
OFFICE OF THE RECOVERY OFFICER - I/II
DEBTS RECOVERY TRIBUNAL HYDERABAD (DRT 2)
1st Floor, Triveni Complex Abids, Hyderabad-500001.
DEMAND NOTICE
NOTICE UNDER SECTIONS 25 TO 28 OF THE RECOVERY OF DEBTS & BANKRUPTCY ACT, 1993 AND RULE 2 OF SECOND SCHEDULE TO THE INCOME TAX ACT, 1961.
RC/867/2018 05-06-2023
BANK OF INDIA
Versus
Energy CLC Bricks Pvt Ltd And Others
To
(CD 1) Energy CLC Bricks Pvt Ltd Rep by its Directors 1.Smt. Medapati Naga Kumari 2. Sri Medapati Satyanarayana Reddy Office At: Flat No.309, Vijaya Durga Estate "B" Block, Nagarjuna Homes, Nizampet, Hyderabad. Factory Address: Hathnoora Village, Survey No.1015/E-1, Nawabpet Road, Hathnoora Mandal, Medak District, Telangana -500 296
(CD 2) Medapati Naga Kumari W/o. Sri Medapati Satyanarayana Reddy, Managing Director of M/s. Energy CLC Bricks Pvt Ltd., R/o. Flat No.G-1, Raycon Residency, Opp: Virnan School, Manjeera Pipe Line Road, Madinaguda, Hyderabad.
(CD 3) Medapati Satyanarayana Reddy S/o. Venkata Reddy Managing Director of M/s. Energy CLC Bricks Pvt Ltd., R/o. Flat No.G-1, Raycon Residency, Opp: Virnan School, Manjeera Pipe Line Road, Madinaguda, Hyderabad.
(CD 4) TVP Ananda Reddy S/o. Deva Reddy, R/o. H,No.3/A/10/2/3, Near railway Station, Bollivarithota, Palakollu-534260, West Godavari District , A.P.
This is to notify that as per the Recovery Certificate issued in pursuance of orders passed by the Presiding Officer, DEBTS RECOVERY TRIBUNAL HYDERABAD (DRT2) in OA/3708/2017 an amount of Rs.2,73,84,493.00 (Rupees Two Crore Seventy Three lakhs Eighty Four Thousand Four Hundred Ninety Three Only) along with pendentellite and future interest as per Recovery Certificate w.e.f.27-06-2018 till realization and costs of Rs.0 (only) has become due against you (Jointly and severally / fully/Limited)
2. You are hereby directed to pay the above sum within 15 days of the receipt of the notice, failing which the recovery shall be made in accordance with the Recovery of Debts Due to Banks and Financial Institutions Act, 1993 and Rules there under.
3. You are hereby ordered to declare on an affidavit the particulars of yours assets on or before the next date of hearing.
4. You are hereby ordered to appear before the undersigned on 03-07-2023 at 10:30 am. for further proceedings.
5. In addition to the sum aforesaid, you will also be liable to pay:
(a) Such interests as is payable for the period commencing immediately after this notice of the certificate / execution proceedings.
(b) All costs, charges and expenses incurred in respect of the service of this notice and warrants and other processes and all other proceedings taken for recovering the amount due.
Given under my hand and the seal of the Tribunal, on this date: 05-06-2023.
Sd/- Recovery Officer
DEBTS RECOVERY TRIBUNAL HYDERABAD (DRT 2)

Dr.Reddy's
డా.రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ యొక్క వాటాదారుల ప్రకటన
వాటాదారులు గమనించాల్సింది ఏమనగా, కంపెనీ యొక్క 39వ వార్షిక సర్వసభ్య సమావేశం (ఏజీఎం) గురువారం జులై 27, 2023న ఉ.10.00 గం.ల (ఐఎస్‌టి)కు ...

రెసిడెంట్ వాటాదారుల కొరకు, ఐటి చట్టం యొక్క సెక్షన్ 194 క్రింద వనరు వద్ద పన్ను మినహాయింపు దిగువ విధంగా ఉంటుంది.

కంపెనీతో అందుబాటులో గల వాటాదారుల చెల్లుబాటు గల పాన్	10% లేదా భారత ప్రభుత్వంచే ప్రకటించబడునట్లుగా
కంపెనీతో పాన్ లేకుండా / చెల్లుబాటు కాని పాన్‌తో వాటాదారులు	20% లేదా భారత ప్రభుత్వంచే ప్రకటించబడునట్లుగా
సిబిడిటిచే నిర్దేశించబడిన యుటిలిటి ప్రకారం సెక్షన్ 206ఎబి క్రింద వచ్చు వాటాదారులు	20%

డిస్‌క్లెయిమర్: పై సమాచారం టిడిఎస్ సారాంశం మాత్రమే ఇది టాక్స్ పూర్తి విశ్లేషణ కాదు. వాటాదారులు వారి ప్రత్యేక పరిస్థితుల్లో వర్తించబడు పన్ను చెల్లింపుల కొరకు వారి స్వంత పన్ను అడ్వైజరీలతో సంప్రదింపులు కలిగియుండవలెను.
డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ కొరకు
ప్రదేశం: హైదరాబాద్
తేది : 17 జూన్, 2023
కె. రణధీర్ సింగ్
కంపెనీ సెక్రటరీ మరియు కాంప్లయెన్స్ ఆఫీసర్ అండ్ హెడ్ - సిఎస్ఆర్
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KUMAR RANDHIR SINGH
Digitally signed by KUMAR RANDHIR SINGH
Date: 2023.06.19 21:24:17 +05'30'